RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
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July 5, 2005

VIA FEDERAL EXPRESS

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	National Lampoon, Inc.
Form SB-2 filed March 10, 2005
File No. 333-123238
Our File No.: 1686-001

Dear Ms. Williams:

This letter is in response to your letter dated June 23, 2005 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by National Lampoon, Inc. (the “Company”). The Company is also filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) with this letter.

General. As discussed, please file on EDGAR a marked version of your last amendment. See Rule 472 of Regulation C.

1.    I spoke to Mr. Mat Bazley about this on July1, 2005. We’re exploring the way in which we can do this without having the document disseminated to the public a second time. Mr. Bazley instructed us to file this Amendment in the meantime.

Registration Statement Cover Page. Please remove note 3 to the fee calculation table or explain why it is still necessary. In this regard, we note you are no longer registering the underwriters warrants or the underlying common stock.

2.    In response to this comment, the Company deleted note 3 as requested.

Prospectus Cover Page. We note your response to prior comment 2. Please disclose in the summary section that the underwriter’s agreement to conduct this offering is conditioned on your common stock being listed on the American Stock Exchange.

3.    In response to this comment, the Company has made the disclosure, as requested. Please see page 11.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
July 5, 2005

Inside Front and Outside Back Cover Pages of Prospectus. We note your response to prior comment 3. Please move the dealer delivery legend to the outside back cover page as required by Item 502 of Regulation S-B.

4.    In response to this comment, the Company has included the legend disclosing the prospectus delivery requirement on the outside back cover, as required.

Prospectus Summary, page 1.
Motion Picture and Television Programming, page 1. We note your response to prior comment 6. However, it remains unclear the extent of your development and production efforts. For example, how often do you provide “production services” versus produce made for television movies and programs? When you are given executive producer credit, are you in charge of the entire production or only certain aspects of production? Exactly what aspects of the production process are you responsible for? Would licensing your name constitute “production services?” Do you write original material or do you use existing material? Please summarize here and provide more detail elsewhere where appropriate to clarify for investors your role in development and production.

5.    In response to this comment, the Company revised the disclosure in an effort to better orient the reader to its business. At the start of the Summary, the Company has defined four words used throughout the prospectus, namely “produce,”“creative services,”“develop” and “royalties.” By defining the terms and revising the information under the various sub-headings and in the MD&A and Business sections, the Company believes that the disclosure is both less confusing and more meaningful. As this section was re-drafted, the Company deleted any reference to executive producer credit because the number of films in which it received the credit is not meaningful.

Home Entertainment, page 1. We reissue prior comment 7 in part. Please explain the extent of the writing and development you are to provide under these agreements. For example, are you required to develop original material or would your role entail more than adding the “National Lampoon” name to existing material? Are you also responsible for the production process under these agreements? What type of responsibilities do the third parties have under these agreements? Please revise accordingly.

6. The Company has revised this disclosure to include the information you requested. Please see pages 6 and 7.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
July 5, 2005

Radio, page 1. Please disclose the extent of your “radio library.”

7.    In response to this comment, the Company has disclosed this information, as requested. Please see page 6.

Our Revenue Sources, page 2. We note your responses to prior comments 8 and 9. To better help investors quickly understand your most stable source of revenues, please reorder your list of revenue sources by amount of revenue contributed in the most recent period.

8.    In response to this comment, the Company has revised the disclosure, as you requested. Please see pages 7, 30 and 31.

Refer to the bullet point for Motion Picture and Television programming. It is not clear how often you earn revenues from participation in the profits of motion pictures, from license fees, and from contingent compensation of producer services. Please revise to briefly disclose here the frequency of these revenue sources and cross reference to additional detail of these arrangements in your MD&A section or Business section.

9.    The definitions provided in the introductory portion of the Summary and the revisions made to the “Licensing” and “Motion Picture and Television Programming” subsections under the heading “Our Revenue Sources” have been revised to respond to this comment. The Company has also provided specific information about its film and distribution agreements in the discussion of royalty income at the start of the Summary (where it has referred the reader to the Business section) and in the Business section. Please see pages 5 and 43.

Strategic Objectives, page 3. Refer to the bullet point on page 4 relating to your radio network. Please disclose a timeline for the launch of the radio network here and in your MD&A section.

10.   In an effort to keep the Summary concise, the Company has indicated in this bullet point that the radio programming will be launched in January 2006. The disclosure has been expanded in the MD&A and Business sections to discuss a more detailed timeline. Please see pages 31 and 45.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
July 5, 2005

Going Concern Status, page 4. We reissue prior comment 5. You should clearly state that your auditor has issued a going concern option (sic) because there is substantial doubt regarding your ability to continue as a going concern or cross-reference investors to this disclosure in the respective risk factor.

11.   In response to your comment, the Company has revised the disclosure under this heading. Please see page 9.

The Offering, page 5. Briefly explain the reason why the number of shares issuable as payment of dividends is undeterminable or cross-reference an appropriate section of the document.

12.   In response to this comment, this information has been included in the offering summary, as you requested, and the reader has been referred to the risk factor on page 17.

Summary Financial Information, page 7. Include a footnote explaining why you have included Net Loss Attributable to Shareholders.

13.   The Company has included the footnote, as you requested. Please see page 12.

Risk Factors, page 8.
Certain events could result in a dilution of your ownership of our common stock, page 12. We note your proposed amendments to your Certificate of Incorporation and Certificate of Designations to effect changes to dividends for Series B and C convertible preferred stock. Please tell us the status of these amendments. Also, make the necessary updates to this and other sections of the document in future amendments and file your new certificates as exhibits.

14.   A majority of the holders of the common stock as well as a majority of the Series B and Series C security holders and the Board of Directors have approved the modifications to the Certificate of Incorporation and Certificate of Designations, as discussed in the risk factor. The Company intends to prepare the information required by regulation 14C of the Securities Exchange Act of 1934 as soon as possible, but does not anticipate doing so before this offering closes. Because the certificates have not yet been filed with the Secretary of State, the Company has not included them.

Management’s Discussion and Analysis, page 24
National Lampoon Networks, page 24. We note your response to prior comment 16. Please supplementally provide us a copy of the report from The Springboard Company for our review. We may have further comments upon our review.

15.   A copy of The Springboard Company report is included with this letter.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
July 5, 2005

Business, page 33. Please disclose the material terms of the agreements you have filed as exhibits to this registration statement, including the agreements for which you have requested confidential treatment.

16.   The Company has attempted, in the Business section, to disclose generally the terms of the licensing and royalty agreements to which it is a party. The terms of the agreements are fairly standard in that they include a licensing fee and royalty compensation, so the Company hasn’t discussed each agreement in detail. The Company has disclosed the terms of its two distribution agreements in the Business section (please see page 43) and the terms of its agreement with Majestic Entertainment, Inc. (please see pages 6 and 44).

Motion Picture and Feature File (sic), page 34. We note your response to prior comment 20. Please expand your disclosure to explain to investors how these types of arrangements operate.

17.   The Company has revised this disclosure, as you requested. Please see page 43.

Television Production, page 35. Please disclose what projects you have in development with Paramount.

18.   The Company has revised this disclosure as you requested. Please see page 45.

Security Ownership of Certain Beneficial Owners. page 45. We note your response to prior comment 29. Please clarify to whom you are referring as the “Holders of Series B [and Series C] Convertible Preferred Stock as a group.” Also clarify why the percentage of ownership for these two series are not 100%

19.   The Company has revised the table in order to clarify the information. Please see page 58.

Underwriting, page 54. Please tell us the status of the NASD’s review of your underwriter warrant compensation.

20.   The Company is in the process of addressing the NASD comments. The Company anticipates obtaining the “no objection” opinion from the NASD prior to the effectiveness of the registration statement. The Company will notify the Staff of its receipt of the NASD “no objection” opinion as soon as practicable.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
July 5, 2005

Item 26. Recent Sales of Unregistered Securities, page II-2. We note your response to prior comment 37 and the changes made to your disclosure. Clarify whether the relevant issuances took place on April 18, 2005 or the dates discussed in your response. Also, provide us with copies of the agreements, and any amendment or modifications thereto, to which you refer in your response.

21.   The Company has enclosed the copies of the agreements, as you requested. The Board meeting at which the stock issuance was authorized was held on April 13, 2005, not April 18, 2005 as previously stated. Furthermore, the Company has deleted the information related to the issuance to Richardson & Patel LLP because the Company and the law firm agreed to another form of payment and the shares will not be issued.

Item 28, Undertakings, page II_6. Please revise your undertakings to conform to the language in Item 512 of Regulation S-K.

22.   The undertakings have been revised, as you requested.

Exhibits. Update your exhibit list to properly note which exhibits have been filed and which have not. For example, your Underwriting Agreement has not yet been filed.

23.   The Company has filed the Underwriting Agreement and the Underwriter’s Warrant as exhibits to the Amendment.

Please do not hesitate to contact the undersigned with any additional comments you may have. We respectfully ask that you give the review of this Amendment your immediate attention.

Very truly yours,

RICHARDSON & PATEL LLP

By: /s/ Mary Ann Sapone
MARY ANN SAPONE